PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-37788

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **GOLDEN EAGLE SECURITIES, INC.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

845 UNITED NATIONS PLAZA, SUITE 19F
(No. and Street)

NEW YORK   **NY**   **10017**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MAURIZIO MANZATI 929-231-0427   mm@goldeneaglesecurities.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA

(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVENUE SUITE 130   **MAITLAND**   **FL**   **32751**

(Address)   (City)   (State)   (Zip Code)

JULY 28, 2004   **1839**

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, MAURIZIO MANZATI _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GOLDEN EAGLE SECURITIES, INC. _____, as of 2/8 2nd February _____, 2 026 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Natasha S Samuels
NOTARY PUBLIC
STATE OF NEVADA
Appt. No. 24-5583-01
Expires January 11, 2028

Signature: _Maurizio Manzati_

Title:
PRESIDENT / CEO

Notary Public State of Nevada   County of Clark

Notarized remotely using audio-video communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Golden Eagle Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Golden Eagle Securities, Inc. as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Golden Eagle Securities, Inc. as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Golden Eagle Securities, Inc.'s management. Our responsibility is to express an opinion on Golden Eagle Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Golden Eagle Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Golden Eagle Securities, Inc.'s auditor since 2013.

Maitland, Florida

January 30, 2026

GOLDEN EAGLE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

	Dec 31, 25
ASSETS	
Current Assets	
Cash and cash equivalents	$ 24,836
Prepaid assets	1,507
Deposits - FINRA Flex account	263
TOTAL ASSETS	$ 26,606
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities (all current)	
Accounts Payable and accrued liabilities	4,970
TOTAL LIABILITIES	$ 4,970
Stockholder's Equity	
Common stock, voting. $1 par value per share, 7,500	100
shares authorized, 100 issued and outstanding	
Additional paid-in capital	296,784
Accumulated deficit	(275,248)
Total Equity	$ 21,636
TOTAL LIABILITIES & EQUITY	$ 26,606

The accompanying notes are an integral part of these financial statements.

GOLDEN EAGLE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2025

NOTE 1 – Summary of Significant Accounting Policies

Nature of Business

Golden Eagle Securities, Inc. (Company) is a Florida corporation formed on March 17, 1987 to engage in business as a broker dealer. The company's primary business activity is marketing investment partnerships. The company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The company is engaged in a single line of business as a securities broker dealer which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory and venture capital business.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2025, the Company had no uninsured cash balances.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred tax balances. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of December 31, 2025, the Company had no deferred tax assets or liabilities portrayed on the financial statements.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended December 31, 2018-2021 are subject to the examination by the related taxing authorities, generally for three years after they are filed.

Note 1-Summary of Significant Accounting Policies (continued)

Revenue from contracts with customers

Revenues from contracts with customers are comprised of investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Concentrations

The Company earned 100% of its revenue from the CDS Holdings S.P.A. advisory fee.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. At December 31, 2025, the Company had a net capital of $ 14,867.

Note 3-Income taxes

As of December 31, 2025, the Company has approximately ($101,035) of net operating loss (NOL) carry-forward for federal and state income tax purposes. The resulting net prior period losses are available for future years and expire through 2033. Utilization of these losses may be severely or completely limited due to the Company undergoing an ownership change in June 2023 pursuant to Internal Revenue Code Section 382.

The NOL increased by $ (14,176) for the year ended December 31, 2025.

Net operating loss carry forward	($101,035)
Valuation allowance for net deferred tax assets.	($101,035)

As of December 31, 2025, the Company does not have any unrecognized tax benefits in its financial statements. During the year ended December 31, 2025, the company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns essentially remain open for possible examination for a period of three years after respective filing deadlines of those returns, therefore, the company's tax returns from 2021-2023 remain open for examination.

Note 4-Commitments and contingencies

The Company does not have any commitments or contingencies as of December 31, 2025.

Note 5-Subsequent events

In accordance with the subsequent events topic of the FASB Accounting Standards Certification No. 855 (FASB ASC 855), the Company has evaluated those events and transactions that occurred through the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

The company has been bought by Golden Eagle Capital Advisors, Inc. and has completed the approval process with FINRA effective June 5, 2023.

Note 6-Going Concern

As shown in the accompanying financial statements, the Company incurred a net loss from operations of $ (14,176) during the year ended December 31, 2025. As of that date, the Company has a Stockholder's Equity of $ 19,867 and has a net capital surplus of $ 14,867.

Note 6 (continued)

Consideration of these factors, combined with the unknown factors of a limited prospective business, continue to create a substantial doubt about the Company's ability to continue as a going concern for the year following the date financial statements are available to be issued. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 7

The company is engaged in a single line of business as a securities broker dealer which is comprised of several classes of services. Including principal transactions agency transactions investment banking investment advisory and venture capital business. The company has identified its president as the chief operating decision maker who uses net income to evaluate the results of the business only in the forecasting process to manage the company additionally they use excess net capital which is not a measure of profit or loss to make operational decisions while maintaining capital adequacy such as whether to reinvest profits or pay out income. The company operations constitutes a single segment and therefore a single reportable segment because managers in the business actually use the information as a company as a whole. The company's policy used to measure the profit and loss in the segment are the same as those described in the summary of significant accounting policies.